# Reaching New Heights

TAG Oil

Annual Report 2005

AUSTRALIA
TAG Oil
"Our focus on New Zealand provides the perfect backdrop for TAG Oil to grow."
Tasman Sea
North Island
NEW ZEALAND
Taranaki Basin
Oil and Gas Permits
Permit 38480
Permit 38745
Permit 38741
Permit 38751
Permit 38765
Permit 38757
Permit 38758
Canterbury Basin
Oil and Gas Permits
Permit 38260
Permit 38256
Permit 38258
South Island
South Pacific

L E T T E R   from  T H E   P R E S I D E N T

Dear Stockholder,

Fiscal year 2005 saw the Company achieve excellent progress, reaching key milestones in its growth strategy. This included expansion on all critical fronts: managerial, acquisition, raising capital, industry recognition, and strengthening of the Board.

Continued Funding and Growth
Our balance sheet was enhanced substantially by the closing of a capital funding through a group of private North American and European investors. In addition, a number of existing stockholders exercised warrants, which also strengthened our working capital position. This allowed the Company to acquire additional permit interests increasing our land base by nearly 20 percent to 4,116,593 gross acres (1,512,710 net), and transforming TAG Oil into a recognized operator. We now control one of the largest land positions in New Zealand, and the economic opportunities have never been better. The next few years will be positively charged times for TAG.

Key Data Acquisition
Operationally, our team has completed its first TAG-operated projects, with the acquisition of a 16-square-kilometer 3-D seismic program and a detailed geochemical survey. This data was acquired over our two 100-percent-controlled Permits in the Taranaki Basin. Not only did we achieve excellent quality data, these programs also gave us the opportunity to prove TAG’s capabilities managing complex exploration operations. The geophysical and geotechnical interpretation is nearly complete over several prospects, and the next year will see TAG move these forward to the drill-ready stage.

The New Zealand Advantage
New Zealand is an economically developed and democratically governed country where we can enjoy the significant benefits of an international portfolio without the political and economic disadvantages associated with many other parts of the world. The undersupplied New Zealand natural gas market also continues to provide us with a significant opportunity.

The government has attempted to rectify the current natural gas crisis by introducing even more favorable fiscal conditions over the next five years for exploration companies like ours. Though these measures are intended to attract new activity to the region, TAG is opportunistically positioned to benefit now. The return on oil and gas investment in New Zealand has always placed it among the top ten countries in the world; over the next few years, we expect these conditions will get even better.

For these and many other reasons, we believe our focus on New Zealand provides the perfect backdrop for TAG Oil to grow. I want to take this opportunity to thank the stockholders for supporting our vision. I am very proud to be representing TAG Oil today, and look forward to doing so into the future. I have absolutely no doubt we will continue to achieve notable success. Sincerely,

Drew Cadenhead
President
July 2005

Annual Report | 1

L E T T E R  from T H E   A U D I T O R

To the Shareholders of TAG Oil Ltd.,

We have audited the consolidated balance sheets of TAG Oil Ltd. as at March 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2005 in accordance with generally accepted accounting principles in Canada.

De Visser Gray
Chartered Accountants
Vancouver, British Columbia
Canada
June 23, 2005

Comments by Auditors for U.S. Readers on Canada–U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated June 23, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

De Visser Gray
Chartered Accountants
Vancouver, British Columbia
Canada
June 23, 2005

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C O N S O L I D A T E D   B A L A N C E   S H E E T S
(Expressed in Canadian Dollars)

As at March 31,	2005	2004

Assets
Current
Cash and cash equivalents	$6,368,935	$876,466
Amounts receivable and prepaids	184,344	40,695
Marketable securities (Note 3)	3,300	3,300
	6,556,579	920,461
Oil and gas properties (Note 4)	1,933,088	645,209
Equipment (Note 5)	16,834	17,470
	$8,506,501	$1,583,140

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$546,421	$14,293
Due to related parties (Note 9)	–	9,960
	546,421	24,253
Share capital (Note 6)	18,053,464	10,623,289
Contributed surplus	586,031	400,636
Deficit	(10,679,415)	(9,465,038)
	7,960,080	1,558,887
	$8,506,501	$1,583,140

Approved by the Board of Directors:

Garth Johnson, Director	Drew Cadenhead, Director

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C O N S O L I D A T E D   S T A T E M E N T S   of   O P E R A T I O N S  and  D E F I C I T
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2005	2004	2003

Expenses
General and administrative	$829,233	$650,680	$622,388
Foreign Exchange	212,589	30,787	80,463
Amortization	4,512	5,496	14,532
Loss before other items	(1,046,334)	(686,963)	(717,383)

Other Items
Interest income	17,352	15,737	43,470
Rental income	–	–	23,000
Gain on sale of marketable securities	–	–	3,656
Gain on sale of property and equipment	–	23,256	–
Stock option compensation	(185,395)	(290,030)	(110,606)
Write-off of capital assets	–	–	(6,216)
Write-off of oil and gas properties	–	(1)	(454,150)
Recovery of costs	–	–	222,976
Net Loss for the Year	(1,214,377)	(938,001)	(995,253)
Deficit, beginning of year	(9,465,038)	(8,527,037)	(7,531,784)
Deficit, End of Year	$(10,679,415)	$(9,465,038)	$(8,527,037)
Loss Per Share	$(0.09)	$(0.08)	$(0.11)
Weighted Average Number of Shares Outstanding	13,111,779	11,227,776	9,231,338

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C O N S O L I D A T E D   S T A T E M E N T S  of  C A S H F L O W S
(Expressed in Canadian Dollars)

For the Years Ended March 31	2005	2004	2003

Operating Activities
Net loss for the year	$(1,214,377)	$(938,001)	$(995,253)
Changes for non-cash working capital accounts:
Amounts receivable and prepaids	(143,649)	89,967	(123,886)
Due to/from related parties	(9,960)	(71,632)	70,577
Accounts payable and accrued liabilities	532,128	(13,260)	(16,081)
Changes for non-cash operating items:
Amortization	4,512	5,496	14,532
Stock Option Compensation	185,395	290,030	110,606
Write-off of capital assets	–	–	6,216
Write-off of oil and gas properties	–	1	454,150
Recovery of costs	–	–	(222,976)
Gain on sale of marketable securities	–	–	(3,656)
Gain on sale of property and equipment	–	(23,256)	–
Cash used in operating activities	(645,951)	(660,655)	(705,771)

Financing Activities
Issuance of common shares	7,437,513	149,150	124,608
Repurchase of common shares	(7,338)	–	–
Cash provided by financing activities	7,430,175	149,150	124,608

Investing Activities
Exploration of oil and gas properties	(1,287,879)	(124,169)	(517,379)
Proceeds from sale of property and equipment	–	404,141	–
Purchase of property and equipment	(3,876)	(3,268)	(7,490)
Proceeds from sale of marketable securities	–	–	5,856
Cash (used in) provided by investing activities	(1,291,755)	276,704	(519,013)
Net Increase (Decrease) in Cash During the Year	5,492,469	(234,801)	(1,100,176)
Cash Position – Beginning of Year	876,466	1,111,267	2,211,443
Cash Position – End of Year	$6,368,935	$876,466	$1,111,267

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N O T E S  to  the  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

For the Years Ended March 31, 2005 and 2004 (Expressed in Canadian Dollars)

NOTE 1 – Nature of Operations
The Company was incorporated under the Business Corporations Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The Company is in the process of exploring its oil and gas properties and has not yet determined whether they contain reserves that are economically recoverable. The success of the Company’s exploration and development of its oil and gas properties is influenced by significant financial and legal risks, as well as commodity prices and the ability of the Company to discover economically recoverable reserves and to bring such reserves into future profitable production. In addition, the Company must continue to obtain sufficient financing to develop its properties towards planned principal operations.

NOTE 2 – Summary of Significant Accounting Policies

a)	Accounting Principles and Use of Estimates
These financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, which affect the Company, are described in note 13.

b)	Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: TAG Oil (NZ) Limited. Formerly “Durum Energy (New Zealand) Limited”, and Durum Energy (PNG) Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevent the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

During the 2005 fiscal year, the Company completed the deregistration of its inactive subsidiary Durum (Australia) Pty. Ltd. and is continuing with the deregistration of its inactive subsidiary Durum Energy (PNG) Limited.

c)	Joint Operations
Substantially all of the Company’s activities relate to the exploration for oil and gas. To the extent that these activities are conducted jointly with other companies, the accounts reflect only the Company’s proportionate interest in these activities.

d)	Translation of Foreign Currencies
The Company’s foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign-denominated amounts into Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into Canadian dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into Canadian dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

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e)	Fair Value of Financial Instruments
The Company’s financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f)	Cash and Cash Equivalents
Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

g)	Oil and Gas Properties
The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration and development activities. All cost centres are in the pre-development stage and as such are not subject to depletion. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. The recovery of the costs incurred to date is ultimately dependent on discov - ering commercial quantities of hydrocarbons. The likelihood of such a discovery is not determinable at this time.

h)	Equipment
Equipment is recorded at cost and amortized over its estimated useful life on a declining-balance basis as follows: Furniture, office and computer equipment 20% and 30%

i)	Income Taxes
The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differ- ences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

j)	Asset Retirement Obligations
Effective March 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new stan- dard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At March 31, 2005 the Company does not have any asset retirement obligations.

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k)	Share Capital
Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

l)	Stock-Option Compensation
The Company follows the Recommendations of the Canadian Institute of Chartered Accountants in connection with account- ing for stock option based compensation. These standards were first applied on a prospective basis to all awards granted on or after January 1, 2002, and established standards for the recognition, measurement and disclosure of stock option-based com- pensation and other stock based payments made in exchange for goods and services. As amended during the current year, and as applied by the Company to both the current year and comparative years, the standard now requires that all stock option based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value based method.

NOTE 3 – Marketable Securities
Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2004: 6,000 shares) of Tenke Mining Corp. (“Tenke”) at a book value of $3,300 (March 31, 2004: $3,300). At March 31, 2005, the market value of these shares was $30,300 (March 31, 2004: $20,100).

NOTE 4 – Oil and Gas Properties

	Working	Net Book	Additions	Net Book
	Interest	Value at	During the	Value at
	%	March 31, 2004	Year	March 31, 2005

Unproved:
New Zealand:
PEP 38256	53.84	$117,251	$49,723	$166,974
PEP 38258	25.00	19,696	40,137	59,833
PEP 38741	20.00	394,978	227,064	622,042
PEP 38480	25.00	67,226	19,356	86,582
PEP 38765	10.00	46,058	160,808	206,866
PEP 38757	100.00	–	532,030	532,030
PEP 38758	100.00	–	3,041	3,041
AMI-Hursthouse	12.50	–	255,720	255,720
Total Unproved		$645,209	$1,287,879	$1,933,088

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

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The Company participated in three unsuccessful exploration wells located in onshore Taranaki, New Zealand during the 2005 fiscal year: the Honeysuckle-1 well on PEP 38741, the Miromiro-1 well on PEP 38765 and the Hursthouse-1 well in the Area of Mutual Agreement-Hursthouse located on PEP 38745.

Refer to Notes 7 and 12

NOTE 5 – Equipment
Equipment is comprised as follows:

			2005	2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Furniture, office and computer equipment	104,046	(87,212)	16,834	$17,470

NOTE 6 – Share Capital

a)	Authorized and Issued Share Capital
The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and Fully Paid:	of Shares	Amount
Balance at March 31, 2003	6,278,061	$10,474,139
Private placement	1,400,000	9,710
Exercise of share purchase warrants	300,000	139,440
Balance at March 31, 2004	7,978,061	10,623,289
Forward stock split on the basis of one additional new share for every two old shares	3,989,025	–
Private placement – May 2004	542,495	1,247,218
Private placement – March 2005	9,066,500	4,412,383
Exercise of share purchase warrants	6,150,000	1,744,978
Exercise of stock options	100,000	32,934
Re-purchase of shares and return to treasury	(1,800,000)	(7,338)
Balance at March 31, 2005	26,026,081	$18,053,464

The Company’s shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. The effect of this forward-split has been applied on a retroactive basis to all related disclosures and calculations in these financial statements. In May of 2004 the Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two-year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$1.83 for the first year and for US$2.00 thereafter up to the end of year two.

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In March of 2005, the Company completed a private placement financing consisting of 9,066,500 units at a price of US$0.40 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$0.60 for the first year and US$0.80 thereafter until the end of year two, subject to an accelerated expiry if a market trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire 30 days after notice is given to the holder that the trigger price was reached. During the 2005 fiscal year, the Company also issued 6,150,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.23 per share and there were 100,000 shares issued from treasury upon the exercise of certain stock options at a price of US$0.267 per share.

During the 2005 fiscal year, the Company purchased, for the owners cost and for cancellation and return to treasury, 1,800,000 incentive shares that had been issued to the Company’s President. These shares represented a portion of the 2,100,000 shares issued to the President pursuant to a Consulting, Incentive Shares and Non-Competition Agreement, approved by the Board of Directors during the 2004 fiscal year, for consideration of US$0.0033 per share.

b)	Share Purchase Warrants and Incentive Stock Options

At March 31, 2005, the following share purchase warrants are outstanding:

Number of Shares	Price Per Share	Expiry Date
542,495	US$1.83	May 4, 2005/
	US$2.00	May 4, 2006
9,066,500	US$0.60	March 18, 2006/
	US$0.80	March 18, 2007(1)
9,608,995

(1) Subject to accelerated expiry of the warrants 30 days from the date notice is given, at the Company’s election, should the Company shares trade above US$1.00 in the first year and US$1.20 in the second year from issuance.

At March 31, 2005, the following stock options are outstanding:

Number of Shares	Price Per Share	Expiry Date
265,000	US$0.65	May 31, 2008
125,000	US$0.65	February 10, 2010
400,000	US$0.65	January 1, 2010
790,000

During the 2005 fiscal year, the Company granted options to two directors and to its President to purchase 125,000 common shares vesting over eighteen months with an expiry date of February 10, 2010 and an aggregate of 400,000 common shares vesting over five years with an expiry date of January 1, 2010, respectively, exercisable at a price of US$0.65.

The Company also granted an option to a consultant to purchase 25,000 common shares vesting over three years, exercisable at a price of US$0.65 until expiry on May 31, 2008.

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On September 9, 2004 the Company’s Directors, and one consultant, agreed to reduce their previously granted stock options from 765,000 to 340,000 and to increase the exercise price of all remaining options from US$0.267 to US$0.65. In addition, on September 30, 2004, 375,000 stock options previously issued to former consultants of the Company, exercisable at a price of US$0.27 per share, were terminated.

During the 2004 fiscal year, the Company granted options to purchase 300,000 common shares vesting over four years and 465,000 shares vesting over five years, exercisable at a price of US$0.267 until expiry on May 31, 2007 and May 31, 2008, respectively.

During the current fiscal year, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the dates of grant of $185,395 (2004: $290,030).

Refer to Notes 9 and 12

NOTE 7 – Commitments and Contingencies
The Company participates in oil and gas exploration operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments for fiscal 2006 under various agreements relating to permits held at March 31, 2005 are as follows:

		Work Commitment
		or Obligation to
Oil and Gas Property	Working Interest %	March 31, 2006
PEP 38256	53.84	$140,000
PEP 38258	25.00	15,000
PEP 38741	20.00	210,000
PEP 38765	10.00	125,000
PEP 38757	100.00	900,000
PEP 38758	100.00	187,500
PEP 38480	25.00	243,000
Total		$1,820,500

Refer to Note 12

NOTE 8 – Loss Per Share
Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

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NOTE 9 – Related Party Transactions
The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Due to Related Parties
At March 31, 2005, the Company owed $Nil (March 31, 2004 – $9,960) to public companies with directors, officers and principal shareholders in common.

b)	Consulting Agreement, Directors Fees and Wages
During the 2005 fiscal year, the Company paid $273,041 (2004 fiscal year – $255,205) in wages and consulting fees to its Directors.

On December 22, 2004, the Company entered into a new agreement with Rimu Resources Ltd. (“Rimu”), a private company wholly-owned by its President, to retain Rimu to continue to provide oil and gas exploration executive services to the Company. The agreement is for a two-year period with an effective date of January 1, 2005, extendable if agreed by both parties, with annual compensation of $185,000 for the first year and $200,000 for the second year. Included as part of the agreement was the repurchase for cancellation of 1,800,000 incentive shares at cost, that were issued to the President under a previous agreement. The agreement also included an option to purchase 400,000 common shares of the Company at a price of US$0.65 per share. On February 2, 2005, the Company entered into agreements with two Directors for compensation for services as Directors. One agreement provides for compensation of $12,000 annually plus an option to purchase 75,000 shares of the Company and the other agreement provides for compensation of $6,000 annually plus an option to purchase 50,000 shares of the Company. On February 7, 2005, the Company entered into an agreement with its Board Chairman, for services as a Director as well as to provide a minimum of two weeks of consulting work per month for compensation of US$6,000 per month. The agreement is on a month-to-month basis and can be cancelled by the Company with 60 days written notice.

c)	Oil and Gas Property
Austral Pacific Energy Ltd. has a director, officer and principal shareholders in common with the Company.

Refer to Note 4

d)	Stock Options
During the 2005 fiscal year, the Company granted three directors an aggregate of 525,000 options to purchase common shares. The Company also amended options that were previously granted to directors.

Refer to Note 6

e)	Private Placement

Three directors participated in a private placement completed in March of 2005, acquiring a total of 169,000 units at a price of US$0.40 per unit.

Refer to Note 6

f)	Other
During the 2005 fiscal year, the Company incurred $118,236 (2004 fiscal year – $127,887) of largely general and administrative costs through DLJ Management Corp. (“DLJ”), a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. During the 2005 fiscal year, the Company paid $9,600 (March 31, 2004 – $9,600) in rent to a private company wholly-owned by the principal shareholder of the Company.

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NOTE 10 – Income Taxes
There are no income taxes payable for the 2005 and 2004 fiscal years. At March 31, 2005, the Company has approximately $4.2 million of resource and other unused tax pools to offset future taxable income earned in Canada. Additionally, at March 31, 2005 the Company has non-capital losses of $2,320,277(March 31, 2004 – $1,369,012) available for future deduction from taxable income earned in Canada, which expire as follows:

2008	$ 139,371
2010	99,137
2011	486,839
2012	643,665
2013	951,265
$2,320,277

At March 31, 2005, the Company also has losses and deductions of approximately NZ$2,641,749 (March 31, 2004 – NZ$2,137,672) available to offset future taxable income earned in New Zealand.

The potential future benefit associated with these excess resource tax pools and non-capital loss carry-forwards has not been recognized in these financial statements, as it cannot be considered likely that these amounts will be utilized to reduce future taxable income.

NOTE 11 – Comparative Figures
Certain of the prior years’ comparative figures have been reclassified in conformity with the current year’s financial statement presentation.

NOTE 12 – Subsequent Events
During the period subsequent to March 31, 2005 the following occurred:

a)	Oil and Gas Properties
PEP 38745 – The Company entered into an agreement, with an effective date of April 1, 2005, whereby Bridge Petroleum Limited assigned the Company a 16.67% interest in the permit in consideration for a 5% gross overriding royalty on the interest assigned. The Company expects to incur costs of $150,000 over the next twelve months related to the drilling of a well on this permit.

PEP 38260 – The Company entered into an agreement with Green Gate Limited on May 13, 2005 under which the Company can earn a 30% interest in and become operator of the onshore area of the permit by completing a 2D seismic program at a cost of approximately $500,000. The Company can then earn an additional 40% of the onshore portion of the permit by drilling one well on the permit. After earning its 70% interest onshore of PEP 38260, the Company will have the option to acquire a 15% interest in the offshore portion of PEP 38260 by reimbursing 15% of the past costs associated with the offshore portion of the permit.

PEP 38751 – The Company entered into an agreement, with an effective date of June 10, 2005, whereby Bridge Petroleum Limited assigned the Company a 33.33% interest in the permit in return for reimbursing past costs of approximately $13,000. The Company expects to incur costs of $360,000 over the next twelve months related to the drilling of a well on this permit.

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b)	Share Purchase Warrants and Incentive Stock Options
On May 19, 2005, the Company’s Board of Directors approved an amendment to the terms of the Company’s 542,495 share purchase warrants issued May 4, 2004. The amendment, if approved by the warrant holders, reduces the exercise price of the warrants from US$2.00 to US$0.80 in consideration for the warrant holders accepting an accelerated expiry provision whereby the warrants will expire 30 days after notice is given by the Company that the Company’s shares have traded over US$1.20 for 10 consecutive days.

On April 10, 2005 options granted to two former directors to acquire 90,000 shares of the Company expired unexercised. On May 10, 2005 the Company granted a director an option to acquire up to an additional 75,000 common shares, vesting over eighteen months, exercisable at a price of US$0.65 per share until expiry on May 10, 2010.

NOTE 13 – Differences between Canadian and United States Generally Accepted Accounting Principles
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except for the following differences:

Consolidated Balance Sheets
a)	Assets i) Marketable Securities
Under Canadian GAAP, marketable equity securities are valued at the lower of cost or market value. Under U.S. GAAP, the Company’s marketable equity securities are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	March 31,	March 31,
	2005	2004
Marketable securities under Canadian GAAP	$ 3,300	$ 3,300
Adjustment required under U.S. GAAP	10,200	13,200
Cumulative historical adjustments	16,800	3,600
Marketable securities under U.S. GAAP	$30,300	$20,100

As a result, total current assets under U.S. GAAP as at March 31, 2005 and 2004 would be $6,583,579 and $937,261, respectively.

ii) Oil and Gas Property
Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

Under U.S. GAAP, the functional currency for each of the Company’s foreign subsidiaries is the local currency of each subsidiary. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders’ equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

Annual Report | 14

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the stockholders’ equity section on the balance sheet.

	March 31,	March 31,
	2005	2004
Oil and gas properties under Canadian GAAP	$ 1,933,088	$ 645,209
Foreign currency translation adjustment	(7,487)	46,356
Cumulative historical adjustments	93,016	46,660
Oil and gas properties under U.S. GAAP	$ 2,018,617	$ 738,225

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2005 and 2004 would be $8,619,030 and $1,692,956, respectively.

b)	Stockholders’ Equity i) Common Stock
During the comparative year, the Company began recording, under Canadian GAAP, the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Com- pany used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2005	2004
Common stock under Canadian GAAP	$18,639,495	$11,023,925
Cumulative historical adjustments	3,042,858	3,042,858
Common stock under U.S. GAAP	$21,682,353	$14,066,783

ii) Foreign Currency Translation Adjustment
The effects of Note 13(a)(ii) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2005	2004
Foreign currency translation adjustment under Canadian GAAP	$–	$–
Foreign currency translation adjustment	(7,487)	46,356
Cumulative historical adjustments	93,016	46,660
Foreign currency translation adjustment under U.S. GAAP	$85,529	$93,016

Annual Report | 15

iii) Accumulated Deficit
The effects of Note 13(b)(i) on accumlated deficit are as follows:

	March 31,	March 31,
	2005	2004
Deficit under Canadian GAAP	$(10,679,415)	$(9,465,038)
Net loss under U.S. GAAP	(1,204,177)	(924,801)
Deduct net loss under Canadian GAAP	1,214,377	938,001
Cumulative historical adjustments	(3,029,658)	(3,042,858)
Accumulated deficit under U.S. GAAP	$(13,698,873)	$(12,494,696)

iv) Accumulated Other Comprehensive Income
The effects of Note 13(a) on accumulated other comprehensive income are as follows:

	March 31,	March 31,
	2005	2004
Accumulated other comprehensive income under Canadian GAAP	$–	$–
Unrealized gain on marketable securities	10,200	13,200
Cumulative historical adjustments	16,800	3,600
Accumulated other comprehensive income under U.S. GAAP	$27,000	$16,800

As a result of these adjustments, total stockholders’ equity under U.S. GAAP as at March 31, 2005 and 2004 would be $8,072,609 and $1,668,703, respectively.

Consolidated Statements of Operations and Deficit
c)	Net Loss and Comprehensive Income for the Year The following are the effects of Note 13(a) and (b) on net loss for the 2005, 2004, and 2003 fiscal years:

	2005	2004	2003
Net loss for the year under Canadian GAAP	$(1,214,377)	$(938,001)	$(995,253)
Net loss for the year under U.S. GAAP	$(1,214,377)	$(938,001)	$(995,253)
Other comprehensive income:
Realized gain on marketable securities	–	–	–
Unrealized gain on marketable Securities	10,200	13,200	3,600
Comprehensive loss for the year under U.S. GAAP	$(1,204,177)	$(924,801)	$(991,653)

Annual Report | 16

C O R P O R A T E   I N F O R M A T I O N

Directors and Officers	Legal Counsel

Drew Cadenhead	Lang Michener
President, CEO and Director	Vancouver, British
Calgary, Alberta	Calgary, Alberta

Garth Johnson	Chapman Tripp
Secretary, CFO and Director	Wellington, New
Surrey, British Columbia
Auditors
Paul Infuso
Director	De Visser Gray
Winnipeg, Manitoba	Chartered Accountants
Vancouver, British
James Smith
Director	Registrar and Transfer
Calgary, Alberta
Computershare Trust Company of Canada
Corporate Office	100 University Avenue, 9th Floor
Toronto, Ontario
Suite 400, 534 17th Avenue SW	Canada M5J 2Y1
Calgary, Alberta	Telephone: 1-888-661
Canada T2S 0B1	Facsimile: 1-604-661
Telephone: 1-403-770-1934
Facsimile: 1-403-770-1935	Annual General

Shareholder Relations	The Annual General Meeting will be
held at 10:00 am on September 9, 2005
Telephone: 1-866-643-8145	at the of ces of Lang Michener
Email: ir@tagoil.com
Suite 1500
Regional Exploration Office	1055 West Georgia
Vancouver BC
146 Devon Street East	V6E 4N7
New Plymouth	Canada
New Zealand
Share Listing
Subsidiaries
TSX Venture Exchange
TAG Oil (NZ) Limited	Trading Symbol: TAO
TAG Oil (Canterbury) Limited
OTC Bulletin Board
Banker	Trading Symbol: TAGOF

Bank of Montreal	Website
Vancouver, British Columbia
www.tagoil.com

Annual Report | 17

Head Office
**TAG Oil Ltd.**
Suite 400
534 17th Avenue SW
Calgary, Alberta
Canada T2S 0B1
Phone (403) 770-1934
Fax (403) 770-1935

Regional Office
**TAG Oil (NZ) Limited**
146 Devon Street East
New Plymouth, New Zealand

TAG Oil
www.tagoil.com

printed in Canada